EXHIBIT A
AMENDED OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
April 8, 2022

AFFL Associates, Inc.



Up to $4,100,000 of Series A-2 Preferred Stock

AFFL Associates, Inc. ("AFFL", the "Company," "we," "us", or "our"), is offering on a best efforts basis up to $4,100,000 worth of Series A-2 Preferred Stock (the "Offering") of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by May 1, 2022 (the "Offering Deadline"), no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $4,100,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Target Amount prior to May 1, 2022, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $100 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than May 2, 2022.

Once posted, the annual report may be found on the Company's website at https://www.affl.com/investors.
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://invest.affl.com/.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any

additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

AFFL Associates, LLC ("the Company") was formed on October 19, 2016 under the laws of the State of Delaware, and is headquartered in New York, NY. On July 30, 2021 AFFL Associates, LLC was converted into AFFL Associates, Inc. The company has a subsidiary, AFFL Youth LLC, formed as a Delaware Limited Liability Company on April 16, 2021.

The Company is located at 50 E. 79th St, Apt 2A, New York, NY 10075.

The Company's website is https://www.affl.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on our website under https://invest.affl.com/ and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A-2 Preferred Stock being offered	$25,000
Maximum amount of Series A-2 Preferred Stock	$4,100,000
Purchase price per Security	$0.81
Minimum investment amount per investor	$100
Offering deadline	May 1, 2022
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 17 and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Projected financial data is included in this Form C; projections are frequently inaccurate. We include projected financial data in our investor deck. Those projected results will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance of our products, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sports entertainment market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. The company will be ramping up cash burn to execute on its strategy to launch pro teams, promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The financial statements include a "going concern" note. As shown in the accompanying financial statements, the Company incurred a net loss of $1,881,740 during the year ended December 31, 2020, and as of that date, the Company's net deficit was $7,986,953. In addition, the Company had a cash flow deficit from operating activities of $709,275. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by starting their regular business operations and raising additional financing. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Stock of the Company. The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Stock at the end of each month. As of December 31, 2020 and 2019, accrued interest in the amount of $2,049,941 and $1,089,941 related to 7,467,804 and 3,143,484 Preferred Stock on an as converted basis, respectively, were not yet issued related to the 2018 Notes. As of December 31, 2020 and 2019, accrued interest in the amount of $330,602 and $138,602 related to 1,425,297 and 560,445 Preferred Stock on an as converted basis, respectively, were not yet issued related to the 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Stock on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Stock in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Stock per dollar of outstanding principal of the Convertible Notes. The Convertible Notes mature on December 31, 2022 with no principal payments due prior to maturity.

As of December 31, 2020 and 2019, the Company had outstanding debt under the 2018 Notes of $3,136,000. As of December 31, 2020 and 2019, the Company had outstanding debt under the 2019 Notes of $1,664,000.

Between August 2021 and December 2021, the Company entered a Bridge Loan totaling $925,000. The loan's maturity date is December 31, 2024 and has a stated interest rate of 3% annually, payable in warrants. The loan is convertible at the price of the Series A-2 Preferred Stock beginning January 1, 2022. The loan holds a premium, the amount due at or before Maturity, or the amount that can be converted, is 110% of principal for Tranche 1 ($370,000) and 120% of Tranche 2 ($555,000), plus interest. Tranche I is to be prepaid back first; then Tranche II. As of March 1, 2022], we estimate the total outstanding amounts of the loans with interest is $$925,000.

The Company has conducted Related Party Transactions. As of December 31, 2020 and 2019, $2,300,000 of the Convertible Notes were held by related parties of the Company. Additionally, in August 2021, the Company entered into a Bridge Loan totaling $925,000 with related parties of the Company.

The Company does not have formal advisor agreements in place with all listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Risks Related to the Securities

The Series A-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-2 Preferred Stock. Because the Series A-2 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-2 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current four individuals and/or entities beneficially own approximately 65.72% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of

significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series A-2 Preferred Stock may be subject to dilution. Purchasers of Series A-2 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A-2 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A-2 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A-2 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A-2 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

If you fail to vote your shares, the company's board of directors may vote them instead. The terms of the Series A-2 Preferred Stock set forth in the company's amended and restated certificate of incorporation includes a voting procedure. If holders of Series A-2 Preferred Stock fails to take action to vote the holders' shares within a specified period of time, in certain circumstances, the company's Board will be authorized to vote on behalf of such shares that failed to vote in the Board's discretion. See "The Offering and The Securities – Additional Provisions."

Investors in this offering must vote their shares to approve of certain future events, including our sale. The subscription agreement that investors will execute in connection with the offering contains a "drag-along provision" related to the sale of the company whereby investors and their transferees agree to vote any shares they own in the same manner as the majority holders of our other classes of voting stock. Specifically, and without limitation, if the

board of directors and majority holders of our other classes of stock may determine to sell the company, depending on the nature of the transaction, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. Furthermore, if the consideration in such a sale includes securities and an investor's receipt of such securities requires registration or qualification under securities laws or the provision to the investor of any information other than such information as would generally be available in an offering under Regulation D, the company may instead pay the investor in cash in lieu of such securities. See "The Offering and The Securities – Additional Provisions."

Your ability to transfer your securities may be limited. The subscription agreement that investors will enter into contains a "market stand-off" provision applicable to shares of the Series A-2 Preferred Stock in the event of an initial public offering, which may limit or delay an investor's ability to transfer shares of Common Stock for a period of time surrounding such an offering.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

BUSINESS

Description of the Business

AFFL is the premier Flag Football organization in the world, offering Men's and Women's Professional events, youth leagues and content.

Flag Football is the fastest growing team sport in the US over the last ten years, now exceeding Lacrosse, Ice Hockey and Rugby combined in participation, according to the SFIA. Five years ago tackle football exceeded flag football by 1M players. Today, flag exceeds tackle by 1.5M. How can there be a sport that is already so big, and growing so quickly, that lacks the aspirational leagues that are so common in every other sport?

That's where we come in. In our first two seasons, over 6,000 players representing over 600 teams registered to play. In both 2018 and 2019 the top 128 teams participated, playing all over the country and in Europe. Hundreds of talented amateurs were joined by some of the best to ever play in the NFL, including Mike Vick, Terrell Owens and Chad Ochocinco. Our Launch game has 2.8mm + YouTube views including over 750,000 completions of a 2-hour video. Our 11 games in 2018 on the NFL Network brought in over 1.1M viewers, leading to our current 2-year deal with CBS.

So many significant trends serve as tailwinds for our mission to bring Flag to the world: concerns about the safety of traditional football; the increasing value of sports franchises and sports content; the proliferation of digital distributors who desperately need content; the growth of fantasy; gamification and gambling; the increased identification of fans with individual starts as opposed to teams; the increased interest in Women's sports, and the continued organic growth of participation.

Flag is neither a replacement nor a criticism of the traditional game of tackle football. The AFFL and Flag Football stand on their own, offering entertainment that appeals to the most prized demographic in media, the under-34 crowd. We are resonating with the new breed of sports fan that wants a new game, presented in an innovative way using cutting edge technology.

Business Plan

Our business model is comprised of multiple sources of growth and revenue:

- Sponsorships and Licensing
  - Corporate Partnerships, Merchandise, Youth League
- Media
  - Live Games, Storytelling Content, Social Media
- Live Events
  - Participation, Attendance, On-Site Revenue
- City-Based Pro Teams (Launch 2023)

Our aim is to introduce five city-based Pro Teams in 2023 that we expect to offer for sale in 2023 and 2024. Upon launch, we expect the Pro Teams to be profitable, reducing the need for equity sales.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Offering is as follows:
- If the Company raises the Target Amount, it will use approximately 56% of the proceeds, or $14,000, towards offering expenses;
- If the Company raises the Maximum Amount through Regulation CF, it will use approximately 2.6% of the proceeds, or $105,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Maximum Amount Raised
League Operations thru 2023; including launch of city-based pro teams and women's and international events.	100%	100%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jeff Lewis	CEO - October 19, 2016 - Present	AFFL, CEO, October 19, 2016 - Present. Manage the day-to-day operations of the Company
Barry Pincus	CFO – April 16, 2021 – Present	Consultant acting as CFO for the company
Dom Curcio	Board Member - October 19, 2016 - Present	AFFL, Board Member, October 19, 2016 - Present. Oversee and manage the business and affairs of the Company.
Andrew Siegel	Board Member - March, 3, 2021 - Present	AFFL, Board Member, March, 3, 2021 - Present. Oversee and manage the business and affairs of the Company. For the past three years and presently, Andrew Siegel manages TLI Bedrock LLC, the multi-strategy investment arm of a New York City family office
Ralph Greene	Board Member – March, 3, 2021 – Present	AFFL, Board Member, March, 3, 2021 – Present. Oversee and manage the business and affairs of the Company. For the past three years and presently, CCG founder and CEO, a company in the sports technology consulting space
Jonathan Meltzer	Board Member - March, 3, 2021 - Present	AFFL, Board Member, March, 3, 2021 - Present. Oversee and manage the business and affairs of the Company.

		For the past three years and presently, Senior Managing Director and Chief Operating Officer of Client Relationship Strategy at Pretium
Chris Harris	VP of Football Operations – March 1, 2022 - present	AFFL VP of Football Operations, March 1, 2022 – present. Oversee football operations. From 2017 to present, Director of Business Development for IRG Sports & Entertainment and Creator of International Roll Racing Association.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	9,480,642	Yes	N/A	81.29%	N/A
Preferred Stock	2,885,828	Yes	N/A	18.71%	N/A
Options for Common	401,142	Yes if exercised	Dilute when exercised	0%	N/A
Warrants for Common Shares	88,159	Yes if exercised	Dilute when exercised	0%	N/A
Warrants for Series A-3	84,981*	Yes	Dilute if converted at any time	0%	N/A
Series A-5 shares issuable on Debt Conversion	6,666,664	Yes when converted	Dilute when converted	0%	N/A

* Does not include debt interest convertible to Series A-3 Preferred Stock which, as of February 23, 2022 was 514,937 shares.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Describe any collateral or security	Maturity date
2018 Notes	Noteholders	$3,136,000	24% **	None	December 31, 2024
2019 Notes	Noteholders	$1,664,000	24% **	None	December 31, 2024

Bridge Loan	Noteholders	$925,000	3%	None	December 31, 2024

** Interest accrues in the form of warrants convertible into Series A Preferred Stock.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage fully diluted ownership
Quadrant Management Inc	1,906,359 common shares 4,737,254 preferred shares upon election to convert either its warrants or debt as of March 18, 2022	27.01%

FINANCIAL INFORMATION

Please see the financial information contained in this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

AFFL ASSOCIATES, INC. (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football. The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending. The Company's sources of revenue includes ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

During 2016 through 2019, the Company was in a pre-operating mode. 2020 plans were delayed due to COVID-19 restrictions that forced the Company to shut down all operations in March 2020.

Since December 31, 2020, the company has raised $808,486 in a Regulation CF offering and entered into Bridge Loans in the aggregate principal amount of $925,000. In 2021, the company's revenues increased significantly over 2020 revenues. Expenses remained consistent with 2020.

The Company is a Delaware Corporation. The members' liability is limited to the amount of capital contributed and liabilities that are personally guaranteed.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

At December 31, 2020, we had approximately $338,558 in cash on hand. Since then we have financed our operations by loans, including a bridge loan (see "Capitalization" above) and from our prior offerings under Regulation CF and Regulation D.

The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $133,240 cash on hand as of January 31, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the discussion and presentation of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed - 4	See footnote *	506(b)	Convertible Note	$4,800,000	Business operations
Seed - 5	October 23, 2019	506(b)	Preferred Equity	$1,458,500	Business operations
Seed - 6	November 17, 2020	506(b)	SAFE Note	$863,500	Business operations
Seed - 7	June 28, 2021	506(b)	Common Equity	$1,500,065	Business operations
– Series A	December 4, 2021	Regulation Crowdfunding	Preferred Equity	$808,486.06	Business operations

*$4,000,000 of the Convertible Debt was committed on July 23, 2018; 300,000 was committed March 22, 2019; $500,000 committed April 23, 2019.

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Company's Certificate of Incorporation and the Series A-2 Preferred Stock Subscription Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

The minimum investment in this Offering is $100.

All subscriptions made via the online platform provided by the Company, at the domain name https://invest.affl.com/ (the "Online Platform") will be processed via Regulation CF.

Investors are eligible for perks and bonus shares as described on the offering page at https://invest.affl.com/.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series A Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series A Preferred Holders may vote to convert all Preferred Stock into Common.

Issuable Security in the Offering

Series A-2 Preferred Stock

Dividend Rights
Holders of Series A-2 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series A-2 Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A-2 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A-2 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Additional Provisions

<u>Preferred Stock Protective Provisions</u>
Under our Certificate of Incorporation, so long as 33% of the Company's initially issued shares of Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) are outstanding, approval of a majority of the shares Preferred Stock, shall be required to (i) alter the rights, powers or privileges of the Preferred Stock set forth in the Charter or Bylaws, in a way that adversely affects the Preferred Stock; (ii) authorize or create any new class or series of capital stock having rights, powers or privileges, that are senior to or on parity with any series of Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (iv) liquidate or dissolve, including any sale of the company or substantially all of its assets or agree to do any of the foregoing. In the event that an insufficient number of shares of Preferred Stock cast a vote on the matter following a seven day notice period, any unvoted shares shall be voted via proxy by the Board of the company, either for or against, in the same proportion as the votes that have been received prior to the expiration of the notice period; provided, however, if less than 33% of the Preferred Stock vote, there will be an additional seven day period.

Right of First Refusal.
Under the subscription agreement, investors will have the right of first refusal to purchase the investor's Pro Rata Share of any New Securities (each as defined below) that the company may issue in the Next Financing. The investor will have no right to purchase any New Securities if the investor cannot demonstrate to the company's reasonable satisfaction that the investor is at the time of the proposed issuance of New Securities eligible to purchase such New Securities under applicable securities laws. An investor's "Pro Rata Share" means the ratio of (i) the number of shares of the company's Common Stock issued or issuable upon conversion of the Series A-2 Preferred Stock owned by the investor, to (ii) that number of shares of the company's capital stock equal to the sum of (A) all shares of the company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and promissory notes, and (B) all shares of the company's capital stock reserved and available for future grant under any equity incentive or similar plan.

"New Securities" " means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series A Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

Drag Along
Holders of Series A-2 Preferred Stock are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Board Composition
Under the Certificate of Incorporation, the Board will consist of five members and one of whom will be independent under the terms of the Certificate. Under the Subscription Agreement, the investors will be required to vote for this Board Composition and failure to do so or a manner inconsistent with the Certificate will grant a proxy to the CEO for such vote.

What it means to be a minority holder

As an investor in Series A-2 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering,

another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred:

- to the Company,
- to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended,
- as part of an Offering registered with the SEC, or
- or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

As of March 1, 2022, $1,550,000 of the Convertible Notes were held by related parties of the Company.

Name	Amount
Dom Curcio	$1,350,000
Jeffrey Lewis/Lisa Fields and Family Trusts	$200,000

Additionally, in August 2021, the Company entered into a convertible Bridge Loan totaling $925,000, with related parties of the Company totaling $690,000.

Name	Tranche 1	Tranche 2
Dom Curcio	$160,000	$225,000
Jeffrey Lewis/Lisa Fields and Family Trusts	$25,000	$130,000
Ralph Greene	$25,000	
Andrew Siegel	$125,000	

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

INVESTMENT PROCESS

Notice for Investors
 (1) Investors may cancel an investment commitment until 48 hours prior to Offering Deadline;
 (2) Justly Markets LLC will notify investors when the target offering amount has been met;
 (3) If the Company reaches the Target Amount prior to the Offering Deadline, the Company may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment);
 (4) If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment; and
 (5) If there is a material change is made to the offering, and an investor does not reconfirm his or her investment commitment after the material change, the investor's investment commitment will be cancelled and the committed funds will be returned.

Updates: Information regarding updates to the offering and to subscribe can be found here, https://invest.affl.com/.

Justly Markets LLC Investment Process
The Issuer has engaged JUSTLY Markets LLC, member FINRA/SIPC ("JUSTLY"), to act as the broker-dealer of record in connection with their offering.

The Issuer intends to market the shares in this Offering both through online and offline means. The Form C will be available to prospective **investors** via online 24 hours per day, 7 days per week on a landing page.

In order to invest in the offering, the **investor** will need to set up an account on JUSTLY's platform (www.investjustly.com) and provide personal and financial information that will enable to firm to meet its regulatory requirements, ("Know Your Customer and Anti Money Laundering"), to verify the client's identity and suitability qualification.

The **investor** will also be asked to affirm their understanding of the risks associated with the investment and provide payment information to facilitate the payment of the investment.

The **investor** will only be able to invest in Reg CF offerings to the extent permitted under the regulation and after a suitability review conducted by the firm. Limitations based on the **investor's** annual income and net worth apply to non-accredited **investors**.

The company is generally required to file annual reports, referred to as Form C-AR with the SEC and post them on its own website within 120 days after the end of the fiscal year. The annual report will typically include: 1.) Updated financial statements certified by the principal executive officer of the Issuer or reviewed or audited, if available; and 2.) updated disclosures about the company's financial condition.

The company's reporting obligation with the annual reports ends on the earlier of the following:
    (1) the company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the company liquidates or dissolves its business in accordance with state law.

The **investor** has up to 48 hours prior to the end of the offer period to cancel their investment commitment for any reason. However, once the offering period is within 48 hours of ending, they will not be able to cancel for any reason even if they make the commitment during this period.

Investor details and data are kept confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and coordinate with third party providers to ensure adequate review and compliance.

AFFL ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2020 AND 2019

AFFL ASSOCIATES, LLC

YEARS ENDED DECEMBER 31, 2020 AND 2019

CONTENTS

	Page
Independent auditor's report	1
Financial statements:	
Balance sheets	3
Statements of operations and members' deficit	4
Statements of cash flows	5
Notes to financial statements	6-11



INDEPENDENT AUDITOR'S REPORT

July 13, 2021

To: Board of Directors, AFFL ASSOCIATES, LLC

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of AFFL ASSOCIATES, LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in members' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, changes in members' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 13, 2021

AFFL ASSOCIATES LLC
BALANCE SHEETS
SEE INDEPENDENT AUDITOR'S REPORT
AS OF DECEMBER 31, 2020 AND 2019

ASSETS

		2019		2020
Current asset - cash	$	14,983	$	338,558
Property and equipment, net		7,930		14,072
Intangibles, net		233,393		282,952
	$	256,306	$	635,582

LIABILITIES AND MEMBERS' DEFICIT

		2019		2020
Current liabilities:				
Credit card payable	$	46,401	$	37,715
Accrued expenses		15,715		59,637
Accrued preferred units		2,380,543		1,228,543
Total current liabilities		2,442,659		1,325,895
Long-term debt:				
Paycheck Protection Program loan		92,600		-
Convertible notes		4,800,000		4,800,000
Total long-term debt		4,892,600		4,800,000
Other long-term liabilities:				
Advances against future investments		45,000		-
SAFE investments		863,000		630,000
Total other long-term liabilities		908,000		630,000
Members' deficit		(7,986,953)		(6,120,313)
	$	256,306	$	635,582

AFFL ASSOCIATES LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
SEE INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Net sales	$ 8,184	$ 13,413
Cost of sales	2,870	1,400,002
Gross profit	5,314	(1,386,589)
Selling, general and administrative expenses	735,054	2,209,330
Loss from operations	(729,740)	(3,595,919)
Interest expense	1,152,000	1,048,251
Net loss	(1,881,740)	(4,644,170)
Members' deficit - beginning	(6,120,313)	(2,887,488)
Contributions	15,100	1,411,345
Members' deficit - end	$ (7,986,953)	$ (6,120,313)

AFFL ASSOCIATES LLC
STATEMENTS OF CASH FLOWS
SEE INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (1,881,740)	$ (4,644,170)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	55,701	8,965
Credit card payable	8,686	10,852
Accrued expenses	(43,922)	(196,095)
Accrued preferred units	1,152,000	1,048,251
Net cash used in operating activities	(709,275)	(3,772,197)
Cash flows from investing activities:		
Purchase of property and equipment	-	(4,416)
Cash flows from financing activities:		
Proceeds from Paycheck Protection Program loan	92,600	-
Proceeds from convertible notes	-	1,664,000
Advances against future investments	45,000	-
Proceeds from SAFE investments	233,000	630,000
Proceeds from members' contributions	15,100	1,411,345
Net cash provided by financing activities	385,700	3,705,345
Net decrease in cash	(323,575)	(71,268)
Cash - beginning	338,558	409,825
Cash - end	$ 14,983	$ 338,558

See accompanying notes which are integral to the financial statements

1.   **Summary of significant accounting policies:**

   <u>**Nature of business**</u>

   AFFL ASSOCIATES, LLC (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football. The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending. The Company's sources of revenue includes ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

   During 2016 through 2019, the Company was in a pre-operating mode. 2020 plans were delayed due to COVID-19 restrictions that forced the Company to shut down all operations in March 2020.

   The Company is a Delaware limited liability company. The members' liability is limited to the amount of capital contributed and liabilities that are personally guaranteed.

   <u>**Use of estimates**</u>

   The presentation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   <u>**Cash**</u>

   From time to time, the Company has deposits in excess of the FDIC insured amount of $250,000. As of December 31, 2020, the bank balances were not in excess of the FDIC insured amount.

   <u>**Property and equipment**</u>

   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

   <u>**Intangible assets**</u>

   Intangible assets are recorded at cost. Amortization is computed by amortizing in a straight line over the assets' estimated useful lives, which range from five to fifteen years.

   <u>**Marketing and brand development**</u>

   Marketing and brand development costs are charged to operations when incurred. Marketing and brand development costs for the years ended December 31, 2020 and 2019 were $105,140 and $570,959, respectively.

1. **Summary of significant accounting policies (continued):**

   Income taxes

   The Company is a limited liability company taxed as a partnership. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

   The Company files tax returns in the U.S. federal jurisdiction and in the state of New York. The Company has no open tax years prior to December 31, 2017.

   Sales

   Sales are recorded net of returns and allowances.

   Subsequent events

   The Company has evaluated subsequent events through June 4, 2021, the date the financial statements were available to be issued.

2. **Property and equipment**

   Property and equipment consist of the following at December 31:

	2020	2019
Office equipment	$ 10,791	$ 10,791
Furniture and equipment	12,723	12,723
	23,514	23,514
Less: accumulated depreciation	15,584	9,442
	$ 7,930	$ 14,072

   Depreciation expense for the years ended December 31, 2020 and 2019 was $6,142 and $4,670 respectively.

3. **Intangible assets**

   Intangible assets consist of the following at December 31:

	2020	2019
Website and development costs	$ 261,131	$ 261,131
Trademarks	29,619	29,619
	290,750	290,750
Less: accumulated amortization	57,357	7,798
	$ 233,393	$ 282,952

   Amortization expense for the years ended December 31, 2020 and 2019 was $49,559 and $4,295 respectively.

4. **Paycheck Protection Program loan**

   The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $92,600 pursuant to the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan was forgiven in full, including accrued interest thereon, on March 21, 2021. The SBA has six years to review the Company's forgiveness calculation.

   On February 9, 2021, the Company was granted the second PPP loan in the amount of $126,465. The Company expects that it will be fully forgiven according to the current legal regulations.

5. **Members' equity**

   Members' equity consists of Common and Preferred Units. Since inception, capital contributions net of issuance costs have consisted of $3,768,418 from Common Units members and $10,475,707 from Preferred Units members. Prior to January 1, 2021, all Preferred Units were converted into Common Units.

   Common and Preferred Unit membership interests have the same voting rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Units are entitled to receive an amount equal to its unreturned capital contributions prior to any distributions to Common Units holders.

6.   **Convertible notes**

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Units of the Company. The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Units at the end of each month. As of December 31, 2020 and 2019, accrued interest in the amount of $2,049,941 and $1,089,941 related to 7,467,804 and 3,143,484 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2018 Notes. As of December 31, 2020 and 2019, accrued interest in the amount of $330,602 and $138,602 related to 1,425,297 and 560,445 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Units on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Units in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Units per dollar of outstanding principal of the Convertible Notes. The Convertible Notes mature on December 31, 2022 with no principal payments due prior to maturity.

As of December 31, 2020 and 2019, the Company had outstanding debt under the 2018 Notes of $3,136,000. As of December 31, 2020 and 2019, the Company had outstanding debt under the 2019 Notes of $1,664,000.

7.   **SAFE investments**

Between November 2019 and November 2020 the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $863,000 in exchange for payments ranging from $2,500 to $500,000 from various individuals and a partnership. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors with right to future equity in the Company under terms of the agreements. The SAFE agreements become convertible into Company's Preferred Units at a 40% discount to the offering price per unit, subject to a valuation cap of $10,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements define as any transaction or series of transactions in which the Company issues units at a fixed pre-money valuation with the purpose of raising capital. Other events that would trigger termination of the agreements include liquidity and dissolution. If there is a liquidity event the investors, at their option, will either receive a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically receive from the Company the number of Common Units equal to the purchase amount divided by the fair market value of the Common Unit at the time of the liquidity event. In the event of a dissolution, the Company would pay the investors the purchase amount immediately before or concurrent with the dissolution process.

In April 2021 $863,000 of SAFE investments were converted into Preferred Units.

8.   **Related party transactions**

As of December 31, 2020 and 2019, $1,700,000 of the Convertible Notes were held by related parties of the Company.

9.   **Economic uncertainty related to the Pandemic of COVID-19**

Beginning the first quarter of 2020, the coronavirus (COVID-19) spread throughout the United States. The Company was negatively impacted and had to shut down its operations throughout the full 2020. It is uncertain how the ongoing pandemic may affect the Company's operations in the future. It is possible that future events related to the pandemic may have an adverse impact on the Company's financial position, operations and cash-flow.

10. Going concern

As shown in the accompanying financial statements, the Company incurred a net loss of $1,881,740 during the year ended December 31, 2020, and as of that date, the Company's net deficit was $7,986,953. In addition, the Company had a cash flow deficit from operating activities of $709,275. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by starting their regular business operations and raising additional financing. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

11. Subsequent events

Reg CF Securities Offering
The Company has commenced the reservation period for a securities offering exempt from registration under Regulation CF. The securities offering is listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.

Management's Evaluation
Management has evaluated subsequent events through July 13, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.